Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN OR INTO ANY JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

Gold Fields Limited (“Gold Fields” or the “Company”)

Reg. 1968/004880/06

Incorporated in the Republic of South Africa

Share code: GFI ISIN – ZAE000018123

Issuer code: GFI

Registered Address: 150 Helen Road, Sandown, Sandton, Johannesburg, 2196, South Africa

Postal Address: Postnet Suite 252, Private Bag, X30500, Houghton, 2041, South Africa

Tel +27 11 562 9700

Fax +27 11 562 9838

RESULTS OF SHARE PLACING	12 February 2020

Gold Fields (Tickers JSE: GFI and NYSE: GFI) is pleased to announce the successful completion of the placing announced today on SENS (the “Placing”).

A total of 41,431,635 new ordinary, no par value shares in the authorised but unissued share capital of Gold Fields have been placed with existing and new institutional investors (the “Placing Shares”) at a price of ZAR90.20 per share (the “Placing Price”). Gross proceeds of approximately ZAR3.7 billion / US$252 million were raised through the Placing. The net proceeds from the Placing will be used to continue predevelopment work and commence construction of the Salares Norte project, an exciting project in an established mining jurisdiction with an initial 11.5 year life of mine and an average annual production of 450koz of gold equivalent (over the first seven years) at an all-in sustaining cost of US$552/oz (over the life of mine).

The Placing Shares being issued represent, in aggregate, approximately 5 per cent of the Company’s issued ordinary share capital prior to the Placing. The Placing Price represents a discount of 3.8 per cent to the 30 day VWAP prior to 12 February 2020 which is in compliance with Section 5.52 of the JSE Listings Requirements. The Placing Shares, when issued, will rank pari passu in all respects with the existing Gold Fields ordinary shares in issue, including the right to receive all dividends and other distributions declared, made or paid after the date of issue thereof.

An application will be made to the JSE Limited (“JSE”) for the listing of the Placing Shares. Subject to approval by the JSE, listing and trading (“Admission”) of the Placing Shares are expected to occur on the JSE on or around 18 February 2020 (or such later date as may be agreed between the Company and the manager) and dealings in the Placing Shares are expected to commence at the same time. The Placing is conditional upon, amongst other things, Admission of the Placing Shares on the JSE becoming effective and the placing agreement between the Company and the managers (“Placing Agreement”) becoming unconditional and not being terminated in accordance with its terms prior to Admission.

Following Admission, the Company’s issued share capital will comprise 870,064,342 ordinary no par value shares. This figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their beneficial interest in, or a change to their beneficial interest in, the Company’s ordinary shares under section 122 of the South African Companies Act of 2008.

Notes

The South African rand to US dollar exchange rate used in this Announcement is 0.06739 as at 17:00 South African time on 12 February 2020.

Johannesburg

12 February 2020

For further information please contact:

Gold Fields

Avishkar Nagaser

Email: Avishkar.nagaser@goldfields.com

Tel: +27 11 562 9775

South African legal counsel to the Company: Webber Wentzel

International legal counsel to the Company: Linklaters LLP

IMPORTANT NOTICE

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed in or into the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act) absent registration, except in reliance on an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States.

This Announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this Announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this Announcement. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.